Exhibit 99.2

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

(incorporated in the Cayman Islands with limited liability)

(NYSE: EDU and SEHK: 9901)

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Notice of Annual General Meeting

to be held on November 21, 2025

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of New Oriental Education & Technology Group Inc. (the “Company”) will be held at No. 6 Hai Dian Zhong Street, Haidian District, Beijing, People’s Republic of China on November 21, 2025 at 5:00 p.m. (local time), for the purposes to consider and, if thought fit, pass the following resolution:

1. as an ordinary resolution, THAT Dr. Yue Zhuge be re-elected as a director of the Company.

COMMON SHARE RECORD DATE AND ADS RECORD DATE

The Board of Directors of the Company has fixed the close of business on October 16, 2025, Hong Kong time, as the record date (the “Common Share Record Date”) of common shares of the Company, par value US$0.001 per share (“Common Shares”). Holders of record of the Company’s Common Shares as of the Common Share Record Date are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on October 16, 2025, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Common Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

ATTENDING THE AGM

Only holders of record of Common Shares as of the Common Share Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM.

All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Common Shares as of the Common Share Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Common Shares represented by the ADSs. Please refer to the proxy form (for holders of Common Shares) or ADS voting card (for holders of ADSs), which are attached to and made a part of this notice for further details and instructions.

Holders of record of the Company’s Common Shares on the Company’s Register of Members as of the Common Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Common Shares) or your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 5:00 p.m., Hong Kong time, on November 19, 2025 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the AGM, and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on November 12, 2025 to enable the votes attaching to the Common Shares represented by your ADSs to be cast at the AGM.

ANNUAL REPORT

You may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://investor.neworiental.org, from the SEC’s website at www.sec.gov or the Hong Kong Stock Exchange’s website at www.hkexnews.hk.

By Order of the Board of Directors,
New Oriental Education & Technology Group Inc.

/s/ Michael Minhong Yu
Michael Minhong Yu
Chairman of the Board

Executive Office: No. 6 Hai Dian Zhong Street Haidian District, Beijing People’s Republic of China	Registered Office: Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands

Beijing, October 17, 2025